October 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:      TAL International Group, Inc. (the "Company")
         Registration Statement on Form S-1 (File No. 333-126317)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated September 20, 2005 is furnished pursuant to Rule 460 of the Rules and
Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated September 20, 2005 as distributed between
September 20, 2005 and October 7, 2005 is as follows:

         Preliminary Prospectus dated September 20, 2005:
         ------------------------------------------------

         15,000 copies to Prospective Underwriters, institutional investors, dealers and others.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC.
JEFFERIES & COMPANY, INC.
   As Representatives

By:      Credit Suisse First Boston LLC

/s/ Arunas Gudaitis
-------------------

Title:   Director & Counsel